Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

PAYMENT OF COMPLEMENTARY INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.) held on August 10, 2009, it was decided:

a)
to declare complementary interest on capital in the amount of R$0,20 per share, for account of the mandatory dividend for the fiscal year 2009, less 15% income tax at source, resulting in net interest of R$0.17 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)	to pay this complementary interest on capital on August 31, 2009, based on the closing stockholding position as of August 21, 2009.

São Paulo-SP, August 10, 2009.

ITAÚ UNIBANCO HOLDING S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer